October 11, 2019

Lee Neibart
Chairman of the Board of Directors
Trinity Sub Inc.
55 Merchant Street, Suite 1500
Honolulu, Hawaii 96813

       Re: Trinity Sub Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed September 19, 2019
           File No. 333-233214

Dear Mr. Neibart:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2019 letter.

Amendment No. 1 to Form S-4

Summary Historical Financial Data of the Company Group
MgCo I, page 17

1. Please revise your tables and financial statements to consistently present financial statement line amounts consistently throughout your filing. For example, amounts for
       "Fees receivable from escrow" and "Due from related parties" as of December 31, 2018 do not agree as presented in "Summary Historical Financial Data of the Company Group,"
       "Selected Historical Financial and Other Data of the Company Group," the interim
       Statements of Assets, Liabilities and Members' Equity (unaudited) and the annual Statements of Assets, Liabilities and Members' Equity (audited) for Pyatt
       Broadmark Management, LLC (MgCo I).
 Lee Neibart
Trinity Sub Inc.
October 11, 2019
Page 2
Note 2. Unaudited pro forma combined balance sheet adjustments, page 159

2. We note your response to comment 15 and your revised disclosure in footnote 2(c). The total purchase price reflected in the purchase price allocation table is $152.5 million, which does not include the $10 million payment related to the termination of certain referral agreements. Please clarify if the $10 million payment will also be allocated using a similar purchase price allocation methodology.
3. We note from your disclosure in footnote 2(c) that 240.4 thousand shares of Broadmark
         Realty commons stock valued at $2.5 million will be issued to employees as a one-time incentive grant. We also note from your disclosure that $66.8 million of will be issued to equity owners of the Management Companies and employees. Please clarify if the 240.4 thousand shares valued at $2.5 million is in addition to the issuance of 6.2 million shares valued at $64.3 million that is included in the $162.5 million total purchase price.
General

4. Please include forms of proxy cards marked as "preliminary" in your next amendment.
         Please also indicate on your preliminary proxy cards whether the approval of certain proposals is conditioned upon the approval of other proposals. In that regard, we note your disclosure on page vii. Refer to Rules 14a-6(e)(1) and 14a-4(a)(3) of Regulation
         14A.
5. Please provide your analysis as to how the Warrant Amendment Proposal is consistent with Rules 14a-4(a)(3) and 14a-4(b)(1), which require that security holders be afforded an opportunity to specify a choice with respect to each separate matter. Refer to Question
         201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.
       You may contact Isaac Esquivel at 202-551-3395 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jennifer Gowetski at 202-551-3401 with any other questions.



FirstName LastNameLee Neibart                                  Sincerely,
Comapany NameTrinity Sub Inc.
                                                               Division of
Corporation Finance
October 11, 2019 Page 2                                        Office of Real
Estate & Construction
FirstName LastName